Exhibit 99.64

Abaxx Provides Corporate Update, Appoints Abaxx Singapore Directors and Establishes At-The-Market Equity Program

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated April 26, 2023 to its short form base shelf prospectus dated November 4, 2021

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, April 26, 2023 -- Abaxx Technologies Inc. (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software and market infrastructure company, majority shareholder of the Abaxx Commodity Exchange (Abaxx Singapore Pte Ltd), and producer of the SmarterMarkets™ Podcast, announces updates to the Company’s executive management and appoints five new board members to Abaxx Commodity Exchange boards of directors. Abaxx also announces that it has established an at-the-market equity program.

Highlights:

●	The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue, at its discretion, common shares having an aggregate offering price of up to C$30 million to the public from time to time through BMO Capital Markets (the “Agent”).
●	Nancy Seah, Managing Director of Abaxx Singapore Pte. Ltd. (“Abaxx Singapore”), has been appointed to serve as CEO of Abaxx Exchange Pte. Ltd. (“Abaxx Exchange”).
●	Five additional directors appointed across Abaxx Singapore, Abaxx Exchange and Abaxx Clearing Pte. Ltd. (“Abaxx Clearing”) governance boards.

Abaxx Singapore Board and Management Updates

Nancy Seah has been appointed as the Chief Executive Officer of Abaxx Exchange. Ms. Seah, with over 25 years of energy trading and risk management expertise, has served as Abaxx Singapore’s Managing Director since she joined the Company in August of 2020. Her previous experience includes serving as Executive Vice President at Pavilion Energy, Managing Director and Head of Commodities Sales Asia for Goldman Sachs and Head of Energy Risk Management at BP Singapore.

Effective May 1st, 2023, Abaxx will welcome five new Independent Directors to the Boards of Directors of Abaxx Singapore and its wholly owned subsidiary Abaxx Clearing. Thomas Chhoa, Silvana Hleap and Catherine Flax join Abaxx Singapore’s Board of Directors, while Neal Wolkoff and Ng Quek Peng join Abaxx Clearing’s Board of Directors. Additionally, Thomas McMahon, co-founder of Abaxx Singapore, who currently sits on Abaxx Clearing’s Board of Directors, will also be appointed to Abaxx Singapore’s Board of Directors. Mason Wallick, who currently sits on Abaxx Singapore’s Board of Directors, will be re- appointed to Abaxx Clearing’s Board of Directors. These appointments are necessary for Abaxx Singapore and Abaxx Clearing to fulfill the statutory requirements of approved holding companies and approved clearinghouses.

“The new appointments to the Boards of Directors allow Abaxx Exchange and Clearing to achieve ‘best in class’ governance through their independent and experienced oversight; furthermore, their wealth of knowledge in the commodities, exchange, regulatory and financial markets enhances existing management’s already deep expertise in commodity futures markets,” says Nancy Seah, Chief Executive Officer of Abaxx Exchange.

Thomas Chhoa; Member of Board of Directors of Abaxx Singapore

Thomas Chhoa has over 30 years of experience with Shell with a number of international assignments across the world including Al-Jubail in Saudi Arabia, Hong Kong, China, Australia, Qatar, and Singapore. He has worked in different fields including engineering, process technology, international project development, change process management, strategy and business development, project venture set-up, governance, and large-scale business management in global leadership capacities. After his last assignment with Shell as global head of an LNG related initiative in 2016, Mr. Chhoa was appointed Senior Advisor at Economic Development Innovations Singapore Pte. Ltd. and is now Senior Advisor in the Office of the CEO for the not-for-profit Alliance to End Plastic Waste. He is an Adjunct Associate Professor at the Nanyang Technological University, and a part-time lecturer at the Nanyang Business School on energy and the Singapore Management University, having developed and launched its LNG Trading module. Mr. Chhoa was the Vice Chairman of the board for Yueyang Sinopec Shell Coal Gasification Company Ltd., and has been a board member of Shell Eastern Trading (Pte.) Ltd. He is currently a board and executive committee member of Singapore LNG Corporation. Mr. Chhoa holds a Bachelor of Science in engineering from University of Leicester.

Silvana Hleap; Member of Board of Directors of Abaxx Singapore

Silvana Hleap is the Chief Investment Officer of Ivanhoe Capital Corporation, a private company that provides venture capital, project financing and related financial services for international business enterprises. In addition, she manages the Family Office of Ivanhoe Capital’s founder Robert Friedland, his personal assets and investment interests, which involves her active participation on boards of directors of relevant companies. Before joining Ivanhoe in 2015, Ms. Hleap spent more than 20 years as a portfolio manager and investment advisor working for Bank Boston, Lehman Brothers, and JPMorgan in São Paulo, New York, and Singapore. Ms. Hleap holds a Bachelor of Science degree in Engineering from Universidade de São Paulo, Brazil, and a Master of Business Administration from New York University’s Stern School of Business, USA.

Neal L. Wolkoff; Member of the Board of Directors of Abaxx Clearing

Neal Wolkoff served as a C-level executive at three financial exchanges and is now an independent attorney and adviser on matters relating to derivatives and securities markets. He was the Chairman and Chief Executive Officer of the American Stock Exchange (Amex), negotiating and closing its merger with the NYSE. Prior to the Amex, Mr. Wolkoff was the Chief Operating Officer at the New York Mercantile Exchange (NYMEX). He has also been the Chief Executive Officer of ELX Futures, L.P., an electronic futures exchange founded by major dealer banks and trading firms. Mr. Wolkoff started his career as an Honors Program Trial Attorney with the Commodity Futures Trading Commission. Mr. Wolkoff is currently the non-executive chairman of the board of OTC Markets Group “OTCM”, a public company that operates the OTC equities markets. Mr. Wolkoff consults on derivatives market regulation, and the workings of the commodities and securities markets. He holds a Bachelor of Arts from the College of Columbia University and a J.D. from Boston University School of Law and is a member of the Bar of the State of New York, and the U.S. District Court, SDNY.

Ng Quek Peng; Member of the Board of Directors of Abaxx Clearing

Ng Quek Peng has been in the corporate finance and securities industry in Singapore and Malaysia since 1981, advising clients on corporate restructuring, mergers and acquisitions and fundraising. He has held various positions in foreign and local financial institutions during his career, including Citicorp Investment Bank, OCBC Securities, ABN Amro Bank and CIMB Bank. Apart from the finance industry, Mr. Ng has experience in the direct investment industry as the former Managing Director of Temasek Holdings. He was also with GMR International, a company based in India, to develop their infrastructure projects in Southeast Asia, including developing the first foreign owned and privately developed power plant in Singapore. Mr. Ng is currently the Managing Director of Halcyon Capital, a company providing financial advisory services. He holds a Degree in Civil Engineering from University of London and is a member of the Institute of Chartered Accountants in England and Wales.

Catherine Flax; Member of Board of Directors of Abaxx Singapore

Catherine Flax is the President of Private Investing at X Machina Capital Strategies, focusing on realizing the future of the energy transition. A former Wall Street executive, she previously served as Managing Director and Head of Commodity Derivatives, Foreign Exchange and Local Markets, Americas at BNP Paribas, and as Chief Marketing Officer for J.P. Morgan. She has been a leader in the FinTech space, serving on the boards of many organizations such as Digital Asset Holdings, a market leading blockchain company, and Securities Industry and Financial Markets Association (SIFMA). Ms. Flax also acted as CEO of Pefin, the world’s first AI Financial Advisor. Ms. Flax serves as an Independent Director on both the Abaxx Technologies Inc. and Base Carbon boards of directors. She holds a bachelor’s degree in economics from Texas A&M University and a Master of Economics from Brown University.

Abaxx Announces At-The-Market Equity Program

Abaxx has established an ATM Program which will allow the Company to issue, at its discretion, common shares (the “Common Shares”) of the Company having an aggregate offering price of up to C$30 million to the public from time to time through the Agent.

Distributions of Common Shares pursuant to the ATM Program, if any, will be made in accordance with the terms of an equity distribution agreement dated April 26, 2023 (the “Equity Distribution Agreement”) entered into by the Company and the Agent. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and December 4, 2023, unless terminated earlier in accordance with the terms of the Equity Distribution Agreement. Common Shares issued under the ATM Program will be issued from treasury and distributed directly on the NEO Exchange (the “NEO”), or such other recognized marketplaces to the extent permitted, at prevailing market prices at the time of sale, all in accordance with the terms of the Equity Distribution Agreement.

The Company intends to use the net proceeds from the ATM Program for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time and to complete future acquisitions or for other corporate purposes.

Sales of Common Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, as sales made directly on the NEO or any other recognized Canada “marketplace” within the meaning of National Instrument 21-101 – Marketplace Operation. Since the Common Shares distributed pursuant to the ATM Program, if any, will be distributed to the public at prevailing market prices at the time of sale, prices may vary among purchasers and during the period of distribution. In connection with the ATM Program, the Company has filed a prospectus supplement dated April 26, 2023 (the “Prospectus Supplement”) to its base shelf prospectus dated November 4, 2021 (the “Shelf Prospectus”). Further details of the ATM Program are set out in the Prospectus Supplement. The Prospectus Supplement, Shelf Prospectus and Equity Distribution Agreement are each available under the Company’s issuer profile on SEDAR at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, (the “1933 Act”) and may not be offered, sold or delivered, directly or indirectly, in the United States, or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the 1933 Act), except pursuant to an exemption from the registration requirements of the 1933 Act.

Abaxx Has Terminated Normal Course Issuer Bid

Abaxx also wishes to announce that it has terminated its Normal Course Issuer Bid (the “NCIB”) to purchase for cancellation up to 3,657,475 common shares of the Company, which was originally announced on June 15, 2022. The NCIB was set to terminate on June 14, 2023, and the Company did not plan to renew nor did the Company purchase any shares pursuant to the NCIB.

About Abaxx Technologies

Abaxx is a development stage financial software and market infrastructure company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Commodity Exchange (Abaxx Singapore Pte. Ltd.), a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore. Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information about this press release, please contact:

Steve Fray, CFO

416-786-4381

Media and Investor Inquiries:

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, any sales under the ATM Program, the use of proceeds from the sale of Common Shares under the ATM Program, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions, timing of the appointment of board members for Abaxx’s subsidiaries and statements related to the Company’s intentions in relation to normal course issuer bids. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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